W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

January 15, 2016

VIA EDGAR

Lauren Hamilton U.S. Securities & Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	FactorShares Trust (the “Registrant”)
File No. 333-204738; 811-23064

Dear Ms. Hamilton:

This letter responds to the comments provided to Eric Simanek, formerly of this firm, and me during a telephonic discussion on August 20, 2015, regarding your review of the annual shareholder report filed on Form N-CSR for the Registrant’s fiscal year ended September 30, 2014 (the “Annual Report”), Form N-SAR (“NSAR”), filings on Form 40-17G (“Fidelity Bond Filings”), Form NQ (“NQ”) (collectively, the “Filings”), and the Registrant’s website (“Website”) (the “Website,” and together with the “Filings,” the “Reviewed Materials”), with respect to the PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF (the “Fund”).  Please accept my apologies for not filing this sooner; the letter was drafted and finalized at an earlier date, but was inadvertently not filed on EDGAR.

For ease of reference, we have reproduced your comments below, followed by the Registrant’s responses.

In connection with this correspondence, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•
in connection with the comments made by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on the Filings, the Staff has not passed generally on the accuracy or adequacy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Registrant represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Registrant.

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MUNICH ♦ NEW YORK ♦ NORTHERN VIRGINIA
PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ WASHINGTON, D.C. ♦ WILMINGTON

January 15, 2016 Page 2

Annual Report

1.	Comment:
With respect to Management’s Discussion of Fund Performance, in accordance with Item 27(b)(7)(i) of Form N-1A, please include discussion of the performance of the Fund, the Fund’s benchmark, and why the Fund’s performance was better or worse than the benchmark, citing specific securities or strategies that contributed to performance.

Response:	The Registrant acknowledges the comment and will revise the disclosure in future annual shareholder reports accordingly.

2.	Comment:
In the Fee Table in the Fund’s prospectus, the management fee is disclosed as 0.15% of the Fund’s average daily net assets, while the Fund’s Other Expenses are disclosed as 0.54%.  The Notes to Financial Statements in the Fund’s Annual Report disclose that the “manager” pays all Fund expenses out of a unitary fee paid by the Fund.  Please explain why the Fee table does not disclose a management fee of 0.69%.

Response:
The Registrant notes that the Notes to Financial Statements in the Annual Report disclose that the “Business Manager” pays all Fund expenses out of a unitary fee.  The Business Manager is not the Fund’s investment adviser (the “Adviser”).  As disclosed in the Fund’s prospectus, out of the unitary fee, the Business Manager remits to the Adviser its advisory fee in an amount of 0.15% of the Fund’s average daily net assets.  The Business Manager then pays the Fund’s remaining expenses, including its own fee.  Therefore, the Registrant believes that the Fee Table in the Prospectus is accurate in expressing the investment advisory fee as 0.15% of the Fund’s average daily net assets.

3.	Comment:
The Fund’s balance sheet shows that, as of September 30, 2014, the management fee payable amounted to about 35% of the total management fee.  Please explain why the amount payable as of that date was so high and how often fees are settled with the manager.

Response:
For the fiscal year ended September 30, 2014, because the amounts owed by the Fund under the unitary fee arrangement were small, such fees were allowed to accrue for three months without payment.  Such accrued fees were then paid to the Adviser after the Fund’s fiscal year end.  Going forward, fees are settled with the Adviser on a monthly basis.

4.	Comment:
In the footnote to the Expense Example, in accordance with Item 27(d)(1) of Form N-1A, please include the annual expense ratio and the actual number of days used in the calculations within the disclosures.

Response:	The Registrant acknowledges the comment and will revise the disclosure in future annual shareholder reports accordingly.

January 15, 2016 Page 3

5.	Comment:	In the Notes to Financial Statements, disclose the amount of capital loss carryforwards and their respective expiration dates.

Response:	The Registrant acknowledges the comment and will revise the disclosure in future annual shareholder reports accordingly.

6.	Comment:	In the Trustees and Officers section, in accordance with Item 17(a) of Form N-1A:

•	Please provide the addresses of all officers and trustees;

•	Indicate any terms of office; and

•	Indicate whether any trustees are interested.

Response:	The Registrant acknowledges the comment and will revise the disclosure in future annual shareholder reports accordingly.

7.	Comment:
In accordance with Item 27(b)(6) of Form N-1A, please provide a statement that the SAI includes additional information about the trustees and is available without charge and provide the contact information to make such a request.

Response:	The Registrant acknowledges the comment and will revise the disclosure in future annual shareholder reports accordingly.

8.	Comment:	Item 2 says that the Registrant’s code of ethics is filed herewith. However, the code of ethics is not attached as an exhibit. Please re-file the Annual Report to attach the code of ethics.

Response:	Registrant re-filed the Annual Report on Form N-CSR/A on October 20, 2015, and attached the Code of Ethics thereto.

EDGAR

9.	Comment:	Please update the Registrant’s EDGAR page to eliminate references to the liquidated series.

Response:	Registrant has updated its EDGAR page to eliminate references to the liquidated series.

NSAR

10.	Comment:
Form NSAR requires the filing of the auditor’s report on internal control.  Such report is not currently included.  Please file an amended Form to include the auditor’s report as Item 77B.  The auditor’s opinion is currently included.

January 15, 2016 Page 4

Response:	Registrant filed an amended Form NSAR on Form NSAB-B/A on October 16, 2015, to include the auditor’s report as Item 77B thereof.

40-17g

11.	Comment:	Please provide a statement showing the single insured bond the Fund would have maintained had it not been named on the joint insured bond.

Response:
The Registrant respectfully submits that the fidelity bond filed by the Registrant is not a joint insured bond.  The bond covers the Registrant only and not the Adviser.  The Registrant is not aware of any requirement to treat each series of a series trust as a separate entity for purposes of the fidelity bond required by Rule 17g-1 under the Investment Company Act of 1940, and it is not aware of any registrant that does so.

Form 24f-2

12.	Comment:
Please explain how the aggregate price of securities redeemed or repurchased disclosed in the Fund’s most recent 24f-2 filing ties back to the Statement of Changes in Net Assets provided in the Fund’s most recent financial statements.

Response:
The aggregate price of securities redeemed or repurchased disclosed in the Fund’s most recent 24f-2 filing includes the redemption of shares of PureFunds ISE Diamond/Gemstone ETF and PureFunds ISE Mining Service ETF when such funds were liquidated.  The Annual Report for the fiscal year ended September 30, 2014 relates only to the Fund.

Website

13.	Comment:	It appears that the link to the Semi-Annual Report for the PureFunds ISE Cyber Security ETF is not functioning. Please correct.

Response:	The link has been corrected.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner

WC:gp